Filed by Ace Hardware Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Ace Hardware Corporation
September 14, 2007
MOVING FROM A COOPERATIVE TO A TRADITIONAL CORPORATION
Ace Retailers/Stockholders,
As you know, we had been working toward a proposed structural change and, in that process, discovered our current accounting issue. Since that time, we have had numerous requests to communicate and better define our previous intent to ask the Ace members/retailers/stockholders to vote on the move that we had been calling “from a cooperative to a traditional corporation.”
Let me state clearly that we have total respect for the cooperative model. It has served Ace and its retailers well for over 30 years. Ace continues to lead this segment of our industry. For the most part we have survived the big box expansion, with comparable same store sales that continue to outperform them. We have also done an admirable job of enhancing the brand as indicated by consumers ranking us “Highest in Customer Satisfaction” in the most recent J.D. Power and Associates survey. We have truly done well as a cooperative.
The question of change centers around will the cooperative continue to serve the next generations as well as it has in the past? Could there be a better structural model that would enhance the stockholders/retailers future? That led us into many areas and our research was considerable. We utilized and enlisted the help of several resources in an attempt to address and answer this question. Your Board of Directors and management believes this research has concluded that there is a better go forward structure to consider.
We owe you an attempt to provide you with the background and reasoning that led us to this conclusion. I acknowledge that, because of the intricacies of the details, it is challenging to convey this initiative in a letter. I will try.
We would all agree that our industry will continue to be very competitive and additional challenges undoubtedly lie ahead.
There is the threat of Home Depot testing another round of small stores for possible rollout. They are in fact doing this today with “Yardbirds” and have publicly announced the opening of one location in Georgia and one in Tennessee.
Another small store player is Orchard Supply (a 90 store chain of hardware stores in California) which has a private equity group as an investor that holds an option to take a controlling interest. We believe that if they exercise this option, they would only be investing more with the intent to expand and grow.
We also realize that the big boxes will continue to put up new stores as will Wal-Mart and others.

Retail Support Centers:
Colorado Springs, CO  •  Dallas, TX  •  Gainesville, GA  •  LaCrosse, WI  •  Little Rock, AR  •  Loxley, AL
Prescott Valley, AZ  •  Prince George, VA  •  Princeton, IL  •  Sacramento, CA  •  Tampa, FL  •  Toledo, OH  •  Wilton, NY  •  Moxee, WA

Regardless of those points, we continue to hear from you that retailing is getting tougher. Consumers are more and more demanding, transactions are down for some and holistically Ace has lost market share. I don’t talk to many who think retailing is easier today or will get easier tomorrow.
To this point there is a need to continue to improve the retail store model, to make it more productive ... to make it more profitable for the retailer/owner.
Initiatives like Ace Rewards, margin management, labor productivity and merchandise mix, etc., have proven or will prove themselves. Can there be other initiatives to improve sales, improve revenues or lower the cost of business that we can’t get to with our current model as quickly as we need them?
Would it be possible for Ace to use capital to set up and fund a standalone health insurance fund to lower the cost of health care in all of our stores?
Could the day come when selling widgets means less for our stores or is not as viable and we could develop a national program that would supplement your revenues with service revenue ... i.e., Do It for Me? Is there enough brand equity in Ace that we could own a relationship with the end consumer to get a monthly fee to “fix, repair and maintain” homes?
Could we develop a world-class special order system to support our helpful pledge?
Could Ace, by retaining earnings, invest and assist in a more substantial way and drive more value into the store model?
I am not attempting to define, nor can I define, all of the opportunities that might be possible. If you believe that there is more Ace can and should contribute to assist our retail stores, while maintaining our industry leading distribution capabilities, we need to look at how we use capital more effectively.
Let me recap what you already know about your stock and patronage dividends. In the cooperative model, Ace pays back the profits to you, its customer/stockholder, based on your purchases. Approximately 60% of those profits are non-cash (stocks and notes) to you and the other 40% is in cash. You pay the IRS your fair share (about 38% ... depending on state tax, etc.), taxed on the entire patronage dividend. In essence, you receive more stock that has no chance to appreciate and about enough cash to meet the tax obligation. From a cash flow standpoint it is about a wash.
If the traditional corporation kept the profits, the corporation would have to pay the taxes, as the retailer does today (so Uncle Sam still gets his money), but the rest is retained by the retailer-owned and -controlled corporation to be utilized for initiatives to improve the store model and/or support growth. A portion could be paid to stockholders as a cash dividend.
In the traditional corporation model, patronage dividends would end but this would be offset by unlocking the value of the Ace stock, which could appreciate based on the earnings of the corporation divided by the shares outstanding. So, regarding the store’s income impact, any increase in stock value could perhaps be considered like income on your financials. In addition, there were plans to neutralize the cash flow impact by paying

Retail Support Centers:
Colorado Springs, CO  •  Dallas, TX  •  Gainesville, GA  •  LaCrosse, WI  •  Little Rock, AR  •  Loxley, AL
Prescott Valley, AZ  •  Prince George, VA  •  Princeton, IL  •  Sacramento, CA  •  Tampa, FL  •  Toledo, OH  •  Wilton, NY  •  Moxee, WA

out a “cash” dividend. (From a tax standpoint, that dividend is currently taxed at a lower rate (18%) than the patronage dividend (38%).)
Unlocking the value of the stock would not mean a free open market, as this would not have been a publicly traded stock, but there could have been some ability to buy and sell within the Ace network. It would have allowed for your current stock to appreciate over the time you own it.
If your stock could appreciate in value based off of the profits generated by the central organization, would that provide a better benefit for all retailers to support existing store growth, and new store growth, while replacing the loss of additional stock in the cooperative model?
A few pertinent points:
This was not an IPO nor is that a part of the forward thinking. A fundamental criteria for our planning was for the Ace retailer to maintain control of his/her company.
You should know the executive team does not and did not have anything to gain in supporting this change. We had no incentive or bonus to get this done. The executive team was in support of soliciting the vote because we believed it could provide a better alternative and still retain control for the Ace retailer.
This proposal would have required the stockholders to vote. For the change to take place, it required a “yes” vote of more than 50% for each of the three existing classes of Ace stock today. If a stockholder did not vote, it would be counted as a “no” vote. It is not just a majority of those who vote...it is a majority of each class of stock.
Ace retailers would maintain their full entrepreneurial spirit and independence and continue to be the owners of the corporation. They would also continue to own and control their stores.
This proposal is not an option now. We are not going forward with this, at this time. As you will agree, I/we need to devote all of our efforts to our present accounting issue and plan to do so. We need to resolve this issue and get back to our business at hand, continuing to build the great company we have today. We will.
I hope this helps those seeking a better understanding.
Regards,
Ray Griffith

Retail Support Centers:
Colorado Springs, CO  •  Dallas, TX  •  Gainesville, GA  •  LaCrosse, WI  •  Little Rock, AR  •  Loxley, AL
Prescott Valley, AZ  •  Prince George, VA  •  Princeton, IL  •  Sacramento, CA  •  Tampa, FL  •  Toledo, OH  •  Wilton, NY  •  Moxee, WA

Securities and Exchange Commission (SEC) Rule 425 Required Attachment
Important Information Concerning the Previously Announced Conversion Proposal
As discussed in this letter, our previously announced proposal to convert from a cooperative to a traditional business corporation will not be moving forward at this time. However, in the event any conversion proposal does move forward in the future, Ace would file a registration statement on Form S-4 with the United States Securities and Exchange Commission (SEC). If this registration statement is filed, members should read the registration statement, including the proxy statement-prospectus forming a part of the registration statement that would be made available to members, because it would contain important information about the conversion. Members will be able to obtain a free copy of the registration statement and amendments to the registration statement that we may file, as well as other filings containing information about Ace, if and when available without charge at the SEC’s website, www.sec.gov, as well as on ACENET. Copies of any proxy statement-prospectus and any SEC filings we may make in connection with any conversion, if and when available, will be obtainable, without charge, by directing a request to Ace Hardware Corporation, 2200 Kensington Court, Oak Brook, Illinois 60523, Attention: Carolann Connor, or by calling Tamala Bailey at (630) 990-6923.
The respective directors and executive officers of Ace Hardware Corporation may be deemed to be participants in any solicitation of proxies in respect of the proposed transaction, should it occur. Eleven directors on the Ace Board of Directors are member-directors and currently hold, directly and indirectly, shares of our Class A stock and Class B and/or Class C stock that, if the conversion were to be effected, would be converted into new stock of the company. In addition, retail operations under their control do business with Ace.
This document shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy an securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Forward-looking Statements
This letter contains projections and other forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially. Forward-looking statements are generally identified by our use of words such as “intend,” “plan,” “may,” “should,” “will,” “project,” “estimate,” “anticipate,” “believe,” “expect,” “continue,” “potential,” “opportunity,” and similar expressions. All statements regarding our expected financial position, business and financing and other plans are forward-looking statements. Forward-looking statements provide current expectations or forecasts of future events and are not guarantees of future performance, nor should they be relied upon as representing Ace management’s views as of any subsequent date. The forward-looking statements are based on management’s current expectations, and actual results may differ materially from those expressed or implied in such statements. The following factors, as well as the factors described under the section captioned “Risk Factors” in any registration statement, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain necessary approvals in order to comply with federal and state securities and franchise laws should the conversion proposal proceed; the failure of Ace’s members to approve any proposed conversion; the risk that the anticipated financial and other benefits from any conversion may not be fully realized or may take longer to realize than expected; disruption from the conversion making it more difficult to maintain relationships with members, employees or suppliers; and other events, including events related to our recently announced accounting errors, that materially and adversely affect our business, as well as industry and economic conditions outside of our control. You should keep in mind these risks and uncertainties when considering the forward-looking statements contained in this document.

Retail Support Centers:
Colorado Springs, CO  •  Dallas, TX  •  Gainesville, GA  •  LaCrosse, WI  •  Little Rock, AR  •  Loxley, AL
Prescott Valley, AZ  •  Prince George, VA  •  Princeton, IL  •  Sacramento, CA  •  Tampa, FL  •  Toledo, OH  •  Wilton, NY  •  Moxee, WA